UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2015

Commission File Number 001-36734

CIPHER PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

2345 Argentia Road, Suite 100A

Mississauga, Ontario

L5N 8K4

(905) 602-5840

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	Management’s Discussion and Analysis
99.2	Q2 Financial Statement
99.3	CEO Certifications
99.4	CFO Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2015

CIPHER PHARMACEUTICALS, INC.

By:	/s/ Norman Evans
Norman Evans
Chief Financial Officer